Mail Stop 4561

July 13, 2007

Kevin E. Grant
Chief Executive Officer
Cypress Sharpridge Investments, Inc.
65 East 55th Street
New York, New York 10022

**Re:    Cypress Sharpridge Investments, Inc.**
   **Amendment No. 2 to Form S-11**
   **Filed on July 3, 2007**
   **File No. 333-142236**

Dear Mr. Grant:

   We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

   All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Summary, page 1

1.  We note your new disclosure regarding the additional asset classes in which you may invest.  Please revise to disclose that there is no limit on the amount that may be invested in any one of these asset classes.  Further, please revise to explain the significance to investors of the last sentence in the newly added paragraph.

2.      In this connection, please revise here and on page 28 to disclose that you may invest in non real estate related ABS and describe the nature of the non real estate related ABS in which you may invest.  Further, please include disclosure that you may invest in non investment grade CLOs.

3.      Please revise the second bullet point on page 1 to describe the nature of the subordinated ABS that comprises 1.2% of your portfolio.

Our Targeted Asset Classes, page 6

4.      We note your response to comment 5.  Please revise this section to note that you have no specific range of key strategic objectives related to the factors you consider when evaluating potential investments.   In this connection, please revise your disclosure on page 6 to reconcile it with your response.  You currently disclose that when considering investments in subordinated tranches of ABS, you base your investment decision on, among other things, the weighted average rating factor, diversity score, and expected future interest rate volatility.

Risk Factors

The rapid growth of the CDO market could cause us to lose a portion, or potentially all, of our investment in subordinated tranches of CDOs, page 31

5.      We note your new disclosure that "due to the rapid growth of the CDO market, many CDO managers are relatively new to the securitization business and may not have the systems or the processes in place to adequately manage such CDOs." Please revise to explain the nature of risks regarding management to which you refer.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Critical Accounting Policies, page 57

6.      We have reviewed your response to our prior comment #8.  Please provide us with a thorough analysis of the relationships between the management of the registrant, the board of directors and your external manager, Cypress Sharpridge Advisors LLC.  We also note that the registrant owns 19% of the LP profits of Sharpridge Capital Management LP, the joint venture partner in the management company.  Tell us how you analyzed these relationships in your determination that you should account for your activities as an investment company under SOP 07-1, and in particular how these relationships impact the requirement in paragraph 5 of SOP 07-1 that investment companies do not acquire or hold investments for strategic operating purposes and do not obtain benefits (other than

current income, capital appreciation, or both) from investees that are unavailable to noninvestor entities that are not related parties to the investee.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee, Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc:     Daniel LeBey, Esq. (*via facsimile*)